FOR IMMEDIATE RELEASE

COOPER-STANDARD AUTOMOTIVE’S THIRD QUARTER 2007 RESULTS REFLECT

CONTINUED STRENGTH IN OPERATING PERFORMANCE

•	Sales Increase to $602.6 Million, Up 19.2% Over Q3 2006
•	Operating Profit Increases $21.5 Million Versus Prior Year
•	Customer Base, Geographic Scope Significantly Expands
•	Metzeler Integration On Track

NOVI, MI – November 15, 2007 – Cooper-Standard Holdings Inc., the parent company of Cooper-Standard Automotive Inc., today announced third quarter 2007 results that continued to demonstrate the company’s ability to execute its strategy in a challenging operating environment. Sales for the third quarter 2007 rose to $602.6 million, compared to $505.5 million in the same quarter a year ago, an increase of 19.2%. Operating profit for the quarter was $17.2 million, an improvement of $21.5 million over the previous year. The company reported a net loss of $12.8 million during the quarter, compared to a net loss of $27.0 million in the third quarter 2006. The improvement was driven by the increase in operating profit and a $1.6 million reduction in other non-operating expenses, partially offset by a change in tax expense of $8.9 million. Tax provision increased primarily due to the inability to recognize income tax benefits on operating losses in the US, and increased expense related to German tax law changes enacted in the third quarter.

Adjusted EBITDA for the quarter was $58.2 million versus $41.5 million in 2006, which was positively affected by savings realized through restructuring and Lean Manufacturing initiatives, the benefit of the weakening US dollar and the addition of the recently acquired El Jarudo and Metzeler businesses. Negatively affecting the business during the quarter were continued raw material increases and customer price concessions.

For the nine months ended September 30, 2007, the company’s sales were $1.8 billion compared to $1.6 billion for the same period in 2006. Operating profit was $88.0 million compared to $62.3 million last year, and net income for the nine months was $1.6 million versus a loss of $1.5 million in 2006.

“This has been a year of unprecedented challenges in the automotive industry, and successful suppliers must be able to evolve to continue meeting the needs of their customers. Cooper-Standard’s operating performance illustrates the company’s ability to execute its strategy in this changing environment. We are staying out in front of the many macro-economic factors affecting our business and our results indicate that our strategy is on track,” said Jim McElya, chairman and CEO. “During the quarter, we completed the acquisition of Metzeler weathersealing operations in Germany, Poland, Italy, and Asia, and to date, the integration of those operations has gone smoothly. This transaction has greatly diversified our customer mix by expanding our business by more than $400 million in non-North American sales. Our ability to obtain financing to acquire the Metzeler operations – in light of a difficult credit market – is a further validation from the financial community that our strategy is sound and on track,” continued McElya.

Operational Highlights

During the third quarter of 2007, Cooper-Standard launched a number of new products and programs, including:

•	GM (Cadillac CTS)
•	Chrysler (Caravan and Town & Country)
•	Ford (Focus)
•	Volkswagen (PQ35/46 and Tiguan)
•	Honda (Accord – NISCO)
•	BMW (Mini Clubman - Metzeler)
•	Skoda (Fabia - Metzeler)
•	Harley Davidson

Cooper-Standard continues its strategic focus on operational excellence, innovation and technical expertise.

“Our strategic focus on operational excellence continues to drive performance and impact results. Lean Targets remain on track for 2007, and third quarter launches include significant global business that is being produced in low cost country facilities,” said Ed Hasler, president and chief operating officer. “Our ongoing efforts to innovate continue to be recognized. We received two Honorable Mention Awards at this year’s Automotive News PACE Awards. We were also honored with three Finalist awards at a recent Society of Plastics Engineers (SPE) Automotive Division Most Innovative Use of Plastics Awards ceremony, the seventh consecutive year that we have been recognized by this organization. This consistent and sustained recognition reflects the dedication our employees have to constantly innovate on behalf of our customers.”

Adjusted EBITDA reconciliation for the third quarter is presented in the table below:

$ USD Millions	Three Months Ended September 30,
	2006	2007
Net loss	$(27.0)	$(12.8)
Provision for income tax expense (benefit)	(1.6)	7.2
Depreciation and amortization	36.0	34.3
Net interest expense	22.7	22.0
EBITDA	$30.1	$50.7
Restructuring	9.1	5.6
Foreign exchange gain (1)	(0.1)	—
Inventory write-up(2)	—	1.9
Transition and integration costs(3)	0.3	—
Product remediation(4)	2.1	—
Adjusted EBITDA	$41.5	$58.2
Capital expenditures	$19.1	$25.8
(1)	Unrealized foreign exchange gain on indebtedness related to the 2004 Acquisition.
(2)	A write-up of inventory to fair value at the date of acquisition.
(3)	Transition and integration costs related to the acquisition of FHS.
(4)	Product rework and associated costs.

Management uses Adjusted EBITDA as a measure of performance and to demonstrate compliance with debt covenants. Adjusted EBITDA may vary slightly from the amount used in calculating indenture covenant compliance due to the classification of joint venture equity earnings and Pro Forma acquisition results. EBITDA and Adjusted EBITDA are not calculated according to Generally Accepted Accounting Principles (GAAP) and should not be construed as income from operations or net income, as determined by GAAP. Other companies may report EBITDA differently and therefore our results may not be comparable to other similarly titled measures of other companies.

Conference Call Details

Cooper-Standard will hold a conference call with investors on November 15, 2007 at 9:00 am to discuss these results, provide a general business update, and respond to investor questions.

A copy of the earnings call presentation to be used on November 15 will be available in PDF format on the company website at: www.cooperstandard.com under the Presentations section of the Investor Relations page 30 minutes prior to the call.

To participate, North American callers should dial toll-free: 800-709-2153 (international callers dial 001-212-271-4576). Callers should ask to be connected to the Cooper-Standard Automotive call. Financial and automotive analysts are invited to ask questions after the presentations are made.

Callers unable to participate during the live teleconference may visit the Investor Relations portion of the Cooper-Standard website (www.cooperstandard.com) after 11 am on November 15, 2007 for detailed instructions on accessing an audio replay of the call. North American callers dial 800-633-8284 (international callers dial 001-402-977-9140). At the prompt, enter the following reservation code: 21352847.

For further detail, refer to the company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission and posted on the company’s website at: www.cooperstandard.com

About Cooper-Standard Automotive Cooper-Standard Automotive Inc., headquartered in Novi, Mich., specializes in the manufacture and marketing of systems and components for the global automotive industry. Its primary businesses include Body and Chassis Systems, consisting of sealing, noise, vibration, and harshness control parts, and Fluid Handling Systems, consisting of subsystems and components that direct, control, measure, and transport fluids and vapors throughout a vehicle. Cooper-Standard Automotive Inc. employs more than 19,000 across 78 facilities in 17 countries. For more information, visit the company’s Web site at: www.cooperstandard.com.

Since 1986, Goldman Sachs has raised thirteen private equity and mezzanine investment funds aggregating $56 billion of capital commitments. GS Capital Partners is the private equity vehicle through which The Goldman Sachs Group, Inc. conducts its privately negotiated corporate equity investment activities. GS Capital Partners is currently investing its GS Capital Partners VI fund. GS Capital Partners is a global private equity group with a focus on large, sophisticated business opportunities in which value can be created through leveraging the resources of Goldman Sachs.

The Cypress Group is a private equity investment firm managing more than $3.5 billion of capital. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on many factors, including, without limitation: our substantial leverage; limitations on flexibility in operating our business contained in our debt agreements; our dependence on the automotive industry; availability and cost of raw materials; our dependence on certain major customers; competition in our industry; our conducting operations outside the United States; the uncertainty of our ability to achieve expected Lean savings; our exposure to product liability and warranty claims; labor conditions; our vulnerability to rising interest rates; our ability to meet our customers’ needs for new and improved products in a timely manner; our ability to attract and retain key personnel; the possibility that our owners’ interests will conflict with yours; our new status as a stand-alone company; our legal rights to our intellectual property portfolio; our underfunded pension plans; environmental and other regulations; and the possibility that our acquisition strategy will not be successful. There may be other factors that may cause our actual results to differ materially from the forward-looking statement. Accordingly, there can be no assurance that Cooper-Standard Automotive will meet future results, performance or achievements expressed or implied by such forward-looking statement. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which Cooper-Standard Automotive does not intend to update.

Contact for Analysts:

Tim Griffith, vice president & treasurer, Cooper-Standard Automotive, (248) 596-6031, ttgriffith@cooperstandard.com

Contact for Media:

Sharon Wenzl, vice president, Corporate Communications, Cooper-Standard Automotive, (248) 596-6211, sswenzl@cooperstandard.com

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